Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Sale of Asset by a Subsidiary

Hadera, Israel, July 26, 2010 – Hadera Paper Ltd. (AMEX:AIP) announces today, that a wholly owned subsidiary - Amnir Recycling Industries Ltd. ("Amnir"), signed yesterday, July 25, 2010, an agreement with an unrelated third party, for the sale of the leasing rights to a plot of land covering 9,200 m² located in Bnei-Brak (hereinafter: "The Property"), in return for a sum of NIS 20 million, to be paid in installments until the transfer of possession over the Property.

The agreement is subject to the approval of the Board of Directors. The agreement also grants Amnir the right to cancel the agreement in the event that the taxation rate exceeds Amnir's estimates, unless the buyer would assume payment of the difference.

Amnir intends to vacate the Property in early 2011, upon transferring its operations to the new Logistics Center in Modiin.

Following the transaction, the company expects to report net capital gains of approximately NIS 14 million.

It should be noted that the information regarding the anticipated capital gains that will be recorded by the company upon and subject to the finalization of the transaction as set forth above, constitutes forward-looking information as defined by the Securities Law (1968), based on the Company's information and estimates at the date of the report, which may not materialize - in whole or in part - or that may materialize in a manner that is consistently different from that anticipated by the company, with the factor that may affect the outcome, being the finalization of the transaction pursuant to the terms of the agreement.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd.
Tel:+972-4-6349408
Leak@hadera-paper.co.il